CONSENT OF McGOVERN, HURLEY, CUNNINGHAM, LLP
INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Annual Report (Form 40-F) of Gammon Lake Resources Inc. for the year ended December 31, 2006, of our auditors' report dated April 11, 2006, with respect to the consolidated financial statements of Mexgold Resources Inc. as at December 31, 2005 and for the eight-month period ended December 31, 2005.

McGOVERN, HURLEY, CUNNINGHAM, LLP

Chartered Accountants
Licensed Public Accountants

TORONTO, Ontario
April 2, 2007